Exhibit 99.1

2018 POSCO

Corporate Governance Report

POSCO provides this report for investors to better understand the company’s corporate governance system in accordance with Article 8-7-2 of Disclosure Regulations of the Stock Market. Information contained in the report is based as of March 31, 2018. A separate remark was made on any modifications as of the submission date. Activities related with corporate governance described in the report are the results during the period from January 1, 2017 to the submission date, unless stated otherwise.

<Contents>

I. Corporate Governance

1. Corporate Governance Principles and Policy

POSCO is making utmost efforts to firmly establish corporate governance that is a basis of transparent and rational business management thereby raising shareholders’ value and protecting their rights. To realize this, POSCO constituted ‘Corporate Governance Charter’ stating on the vision and principles of company’s corporate governance. Based on this, the company has set and advanced the management system run by a professional CEO with independent Board of Directors. Basic principles of corporate governance are reflected in the internal rules including the Articles of Incorporation and the Operational Regulations of the BOD and are disclosed on the company website(http://www.posco.com). Information on the Board’s activities is publicly released on the annual report and quarterly/semi-annual reports filed to DART(http://dart.fss.or.kr) on a regular basis.

Among Korean large companies, POSCO was the first to adopt the Outside Director system in 1997. Since it has continuously improved corporate governance systems to strengthen independence of the Board. POSCO BOD consists of directors who have profound knowledge and expertise in a variety of fields including industry, finance, academics, law, accounting and public sector to support the management’s most reasonable decision-making while not pursuing any specific stakeholder’s interest. The number of Outside Director on the Board is maintained at higher than 50% for check and balance. As of 2018, the ratio stands at 58%. Moreover, the Board Chairman and the Chairs of Special Committees except for Executive Management Committee are appointed among Outside Directors. All these measures are to guarantee a balanced corporate governance system between the management and the Board.

2. Governance Structure

3. Characteristics of Governance Structure

POSCO’s Board of Directors is the highest standing decision-making body that holds the power to appoint the representative directors and is operated led by Outside Directors. Outside Directors are recommended among candidates who have deep knowledge and experience in various fields by the Director Candidate Recommendation and Management Committee or shareholders’ proposal and appointed by the resolution of the General Meeting of Shareholders. In the 50th General Meeting of Shareholders held in March 2018, POSCO amended the number of directors in the Articles of Incorporation aiming to improve corporate governance and to secure future growth engine. Accordingly, the number of Outside Directors increased by 1 member. Previously, 7 Outside Directors and 5 Inside Directors have composed the Board of Directors since 2012, which is now modified to 8 Outside Directors or less and 5 Inside Directors or less comprising no more than 13 members as a total. APG and Robeco, Dutch asset managements, proposed an Outside Director candidate to the 50th AGM, but the candidate withdrew his candidacy. As a result, the present Board is run by 7 Outside Directors and 5 Inside Directors, making a total of 12 members same as last year. Since 2006, the Chairman of the Board is separated from the representative director & CEO and appointed among Outside Directors through the BOD resolution.

Under the Board of Directors, there are 5 Special Committees - Director Candidate Recommendation and Management Committee, Evaluation and Compensation Committee, Finance and Related Party Transactions Committee, Audit Committee, and Executive Management Committee. Before the amendment, there were 6 Special Committees under the Board, but similar functions were integrated and adjusted by amending the Articles of Incorporation in the 50th AGM to raise the efficiency of the committees. Except for the Executive Management Committee that reviews and deliberates steel investments, each of the committee is participated by a majority of Outside Directors. Members of the Evaluation and Compensation Committee and Audit Committee are all Outside Directors to ensure independent decision-making of the Special Committees. Among the committees, Director Candidate Recommendation and Management Committee and Audit Committee are required to be established by the Commercial Act, and the rest 3 committees were formed by the Board based on its autonomous decision in pursuit of professional, independent and efficient Board management. Finance and Related Party Transactions Committee and Audit Committee have at least 1 director who has expertise in industrial, accounting, and financial circles. Also, change of such members is refrained during their term considering the professional capabilities in those fields.

The organization and functions of the BOD and the Special Committees are described in detail in Section III. Board of Directors.

<Summary of Governance Structure>

Name	Members (No. of Outside Directors/Total No. of Members)	Chair	Main Responsibilities
Board of Directors	7/12	Joo-Hyun Kim (Outside Director)	AGM agenda, Management, Investment and Finance

Director Candidate Recommendation and Management Committee	3/4	Byong-Won Bahk (Outside Director)	Recommendation for, and evaluation on qualifications of candidates for Outside Director

Evaluation and Compensation Committee	4/4	Myoung-Woo Lee (Outside Director)	Executives evaluation, Compensation plan

Finance and Related Party Transactions Committee	3/4	Shin-Bae Kim (Outside Director)	External investment, Borrowings

Audit Committee	3/3	Moon-Ki Chung (Outside Director)	Internal Audit

Executive Management Committee	0/5	Oh-Joon Kwon (Inside Director)	Internal investment

II. Shareholders

1. Shareholders’ Rights

(1) Annual General Meeting of Shareholders

POSCO discloses the date and venue of Annual General Meeting of Shareholders(AGM) on DART(http://dart.fss.or.kr) immediately after the resolution of BOD usually 6 weeks before the meeting. Meeting agenda is announced on DART(http://dart.fss.or.kr) and the company website after the BOD resolution normally 3 weeks before the meeting. Information regarding the AGM is sent out to all shareholders in writing 2 weeks before the meeting. Details of AGM for the last 3 years are as follows.

<Details Of AGM For The Last 3 Years >

구분	50th	49th	48th
Notice Date	2018.1.24	2017.1.25	2016.1.28
Meeting Date	2018.3.9	2017.3.10	2016.3.11
Venue	ART Hall, 4th Floor, West Wing, POSCO Center
Time	09:00~11:10 A.M.	10:00~11:15 A.M.	10:00~12:00 A.M.
Attendance	All Members Of The Board Of Directors Attended
Notice of AGM in English	Issued notice of AGM in English through overseas disclosure
Shareholders’ Remarks	10 Shareholders made remarks : 3 asking for an explanation on the recent rumors on the failed investment, 2 asking more information about the agendas, 1 asking for the detailed information on the sales of investment stocks, 1 seconding the agendas, 3 commenting on other matters.	4 Shareholders made remarks : 1 seconding the agendas, 1 asking for an explanation on the rumor about the links between former government and CEO, 1 asking for a business plan after reunification of South and North Korea, and 1 asking about the voting procedure.	8 Shareholders made remarks : 6 seconding the agendas, 2 objecting the agendas, 1 asking about the procedure.
Cost	KRW 213 Million	KRW 253 Million	KRW 234 Million

(2) Resolution of AGM and Voting

In the 50th AGM, 61,067 thousand shares were present at the meeting. Among them, 23,966 thousand shares voted by proxy, 37,045 thousand shares held by foreign shareholders voted through standing proxy or depositary bank and 49 thousand shares exercised their voting rights in writing. The rest 7 thousand shares attended the meeting in person.

Shareholders can exercise voting rights in writing in accordance with the Articles of Incorporation. All shareholders receive the notification of AGM with explanation on agenda items. Shareholders who are unable to participate in the meeting can vote on each agenda item in writing. Cumulative voting is not excluded in accordance with the Articles of Incorporation.

Shareholders can exercise shareholder proposal rights. In the 50th AGM, APG and Robeco recommended Mr. Kyung-Suh Park, Professor of Korea University, as an Outside Director candidate through shareholder proposal. In the Director Candidate Recommendation Committee (Present Director Candidate Recommendation and Management Committee), qualifications of the proposed candidate were evaluated and he was submitted as one of the final candidates for Outside Directors. The Board raised an agenda item to appoint Mr. Park as an Outside Director in accordance with Article 363-2 and 542-6 of the Commercial Act. However, Mr. Park expressed his will to withdraw candidacy for personal reasons in March 5, 2018, and the agenda item was discarded in the AGM.

Voting results of each agenda from the 50th AGM held on March 9, 2018 are as follows.

<Voting Results Of Each Agenda>

Item	Resolution	Agenda			For1)	Against1)
1	Ordinary Resolution	Approval of the 50th Fiscal Year Financial Statements			54,542 (89.3)	6,519 (10.7)
2-1	Special Resolution	Partial Amendments to Articles of Incorporation		Purpose of the Company Business	61,011 (99.9)	49 (0.1)
2-2				Number of the Directors	60,977 (99.9)	83 (0.1)
2-3				Reorganization of Special Committees	60,277 (98.7)	783 (1.3)
3-1	Ordinary Resolution	Election of Inside Directors		Oh, In-Hwan	60,622 (99.3)	438 (0.7)
3-2				Chang, In-Hwa	60,622 (99.3)	438 (0.7)
3-3				Yu, Seong	60,621 (99.3)	439 (0.7)
3-4				Chon, Jung-Son	60,619 (99.3)	441 (0.7)
4-1		Election of Outside Directors		Kim, Sung-Jin	60,704 (99.4)	356 (0.6)
4-2				Kim, Joo-Hyun	56,428 (92.4)	4,632 (7.6)
4-3				Park, Kyung-Suh2)
4-4				Bahk, Byong-Won	60,014 (98.3)	1,046 (1.7)
5		Election of Audit Committee Members	3)	Bahk, Byong-Won	52,893 (99.2)	412 (0.8)
6		Approval of Limits of Total Remuneration for Directors			60,808 (99.6)	252 (0.4)

1)	In Thousand Shares with percentage in brackets
2)	Discarded due to resignation of the candidate
3)	Votes exceeding 3% excluded

(3) Dividend

POSCO can pay out dividends by cash, shares, or any other form of property based on the Articles of Incorporation. In the case of stock dividends, the company may issue different types of shares to the shareholders by resolution of the AGM.

As part of the efforts to raise shareholders’ value, POSCO modified the Articles of Incorporation in the 48th AGM to permit quarterly cash dividend as of the end of March, June and September through BOD resolution. As a result, POSCO has been paying out quarterly dividend since the 2nd quarter of 2016.

POSCO’s dividend policy is to maintain a long term stable cash dividend. The policy has been sustained in 2015 when the company recorded net loss. The history of dividend payment for the last 5 years is as follows.

<History of The Last 5 Year Dividends>

	2017	2016	2015	2014	2013
Dividend Per Share(KRW)	8,000	8,000	8,000	8,000	8,000

Total Dividend(Billion KRW)	640	640	640	640	633

Consolidated Payout Ratio(%)	22.9	46.9	354.3	102.1	46.0

Dividend Yield Ratio(%)	2.4	3.1	4.5	2.8	2.4

2. Fair Treatment of Shareholders

(1) Issuance of Stocks

As stated in the Articles of Incorporation, POSCO can issue up to 200,000,000 shares. Until now, 96,480,625 common stocks have been issued and 9,293,790 shares have been cancelled. As of March 31, 2018, the outstanding number of common shares issued is 87,186,835. Excluding 7,187,161 treasury shares, the number of shares in the market reaches 79,999,674. The largest shareholder is National Pension Service holding 9,403,268(10.79%) shares.

(2) IR Activities

POSCO holds quarterly earnings release conference call in January, April, July and October led by CFO. Early each year, CEO Forum is held inviting shareholders to explain the company’s business strategy. After the earnings result announcement, POSCO regularly conducts NDR(Non-Deal Roadshow) to meet with institutional investors in Korea, Asia, U.S. and Europe. Also, it participates in Investor Conferences hosted by Korean and foreign securities companies at least 5 times a year to listen to comments and answer questions of investors.

Especially from 2017, POSCO’s CFO and Head of Finance Dept. attended overseas NDR to share business performance and management strategy with investors and to provide feedback to their interest from the high-level point of view. For institutional investors who would like to visit the company for an investor meeting, the Investor Relations Team runs a system to reserve meetings on the company website. Through the system, more than 300 meetings are held on an annual basis. Moreover, the IR Team carries out various IR activities such as site tour at steelworks and seminars on the steel market for investors and steel analysts.

•	IR inquiries : +82-2-3457-5112

(3) Disclosure of Company Information

POSCO’s company information including IR materials is publicly open to all shareholders on company website and disclosure systems such as DART(http://dart.fss.or.kr) and KIND(http://kind.krx.co.kr). POSCO prepares a separate section on corporate governance on the website, and the URL is as follow.

*	http://www.posco.com/homepage/docs/eng5/jsp/company/posco/s91a1010050c.jsp?mdex=poscoCg4A

Also, POSCO is listed on the NYSE in ADR thereby submitting disclosure materials in English through EDGAR system. All materials prepared for investors such as quarterly earnings result, CEO Forum presentation and annual, semi-annual and quarterly audit reports are uploaded on the company website.

*	http://www.sec.gov/edgar/searchedgar/companysearch.html ▶ Search ‘POSCO’ in company name

(4) Internal Control System

POSCO has established regulations regarding internal control to prevent internal transaction by the management or the controlling shareholder for the purpose of their own interest. The company manages internal accounting management regulations by the BOD resolution. As for the matters that exceed certain amount among the transactions with the company’s majority shareholder(including its affiliated persons) and affiliated persons, it is subject to resolution by the Board. The Finance and Related Party Transactions Committee is in operation to deliberate and vote on large scale internal transactions amounting from KRW 3 to 10 billion. When exceeding KRW 10 billion, the Committee carries out pre-deliberation before the approval of the Board. Internal transactions can be referred to III. Board of Directors – 5. Special Committees of BOD – (2) Organization of Committees in BOD and Activities - C. Finance and Related Party Transactions Committee

III. Board of Directors

1. Function

(1) Responsibilities of the BOD

POSCO Board of Directors is the highest decision-making body to deliberate and resolve important issues including appointment of CEO and establishment of management goals and key business strategies. Responsibilities are stated in Operational Regulation of BOD and the Articles of Incorporation 38-1.

Reference: BOD Responsibilities table on page 12-13

(2) Delegation of the BOD’s Responsibilities

In accordance with the relevant laws and the Articles of Incorporation 38-2 and 45-1, the BOD can delegate its duties to the Special Committees. In the Chapter 4 of Operational Regulations of BOD, procedures of the composition, convocation and notification responsibility and agenda items are stipulated. In the Article 20 of the Articles of Incorporation, issues handled by the committees are clearly stated so that they can resolve the issues delegated by the BOD. However, if it is considered that the BOD is required to deliberate and resolve on specific items approved by the Special Committees, the items can be submitted to the BOD for resolution.

(3) Succession of the Chief Executive Officer

The CEO selection process follows the regulations stated in Article 29 of the Articles of Incorporation. The CEO Candidate Recommendation Committee evaluates qualifications of candidates. Then, the BOD recommends the final candidate to the AGM. In the meeting, the candidate is appointed as Inside Director and the Board appoints him as representative director, which ends the succession procedure of the representative director(CEO).

Roles and rights are segregated between the Succession Council and CEO Candidate Recommendation Committee to secure independent and transparent selection process of the representative director(CEO). The Council explores candidates that are qualified to meet the requirements set by the BOD and proposes them to the BOD. The CEO Candidate Recommendation Committee goes through in-depth evaluation on the candidates from a multifaceted perspective.

2. Organization of the BOD and Appointment of Directors

(1) Organization of the BOD

The Board of Directors is consisted of 3 to 13 directors among which the Outside Directors are 8 persons or less and Inside Directors are 5 persons or less. The number of Outside Directors should be more than half of the total directors. The Chairman of the BOD is appointed among Outside Directors. As of now, POSCO’s BOD is composed of 12 directors that include 7 Outside Directors(Joo-Hyun Kim, Myoung-Woo Lee, Byong-Won Bahk, Shin-Bae Kim, Moon-Ki Chung, Seung-Wha Chang, Sung-Jin Kim) and 5 Inside Directors(Oh-Joon Kwon, In-Hwan Oh, In-Hwa Chang, Seong Yu, Jung-Son Chon).

<BOD Members>

Name	Inside /Outside	Position	Term of Office			Role
			From	To
Oh-Joon Kwon	Inside	CEO and Representative Director, Chair of Executive Management Committee	2014. 3.14	2020 AGM	1)	Executive Management Committee

In-Hwan Oh	Inside	President and Representative Director	2015. 3.13	2019 AGM		Finance and Related Party Transaction Committee, Executive Management Committee

In-Hwa Chang	Inside	President and Representative Director	2017. 3.10	2019 AGM		Executive Management Committee

Seong Yu	Inside	Senior Executive Vice President	2017. 3.10	2019 AGM		Executive Management Committee

Jung-Son Chon	Inside	Senior Executive Vice President	2018. 3.9	2019 AGM		Director Candidate Recommendation and Management Committee, Executive Management Committee

Joo-Hyun Kim	Outside	Chairperson of BOD	2015. 3.13	2021 AGM		Director Candidate Recommendation and Management Committee

Myoung-Woo Lee	Outside	Chair of Evaluation and Compensation Committee	2013. 3.22	2019 AGM		Evaluation and Compensation Committee, Finance and Related Party Transactions Committee

Byong-Won Bahk	Outside	Chair of Director Candidate Recommendation and Management Committee	2015. 3.13	2021 AGM		Director Candidate Recommendation and Management Committee, Audit Committee

Shin-Bae Kim	Outside	Chair of Finance and Related Party Transactions Committee	2017. 3.10	2019 AGM		Finance and Related Party Transactions Committee, Evaluation and Compensation Committee

Moon-Ki Chung	Outside	Chair of Audit Committee	2017. 3.10	2019 AGM		Audit Committee, Evaluation and Compensation Committee

Seung-Wha Chang	Outside	—	2017. 3.10	2020 AGM		Director Candidate Recommendation and Management Committee, Audit Committee

Sung-Jin Kim	Outside	—	2018. 3.9	2021 AGM		Finance and Related Party Transactions Committee, Evaluation and Compensation Committee

1)	CEO declared resignation in the BOD meeting on April 18, 2018 and his term of office ends when his successor is appointed.

(2) Qualifications and Appointment of Directors

POSCO’s Board directors meet the qualifications required by the Commercial Act 382-3 and 542-8-2. Also, when the Director Candidate Recommendation and Management Committee evaluates qualifications of each director, the company’s Articles of Incorporation limit director candidates who have sufficient expertise and experience in related fields. Those who are accountable for undermining corporate value or shareholders’ rights cannot be appointed as directors.

All directors are appointed by the General Meeting of Shareholders. Director candidates are recommended by the BOD for Inside Directors and the Director Candidate Recommendation and Management Committee for Outside Directors. Shareholders can recommend a director candidate by exercising the right of shareholder proposal based on the regulating laws. The company does not exclude cumulative voting and announces meeting agendas usually 3 weeks before the General Meeting of Shareholders for shareholders to examine the agendas.

<BOD Responsibilities >

Members

(Outside Directors) Joo-Hyun Kim(Chairperson), Myoung-Woo Lee, Byong-Won Bahk,

                                 Shin-Bae Kim, Moon-Ki Chung, Seung-Wha Chang, Sung-Jin Kim

(Inside Directors) Oh-Joon Kwon, In-Hwan Oh, In-Hwa Chang, Seong Yu, Jung-Son Chon

Responsibilities

1. Issues of the general meeting of shareholders

(1)   Convening of the general meeting of shareholders.

(2)   Approval of Balance sheet, income statement, statement of equity changes, statement of cash flow, statement of appropriation of retained earnings or statement of disposition of deficit, auxiliary statements and consolidated financial statements in every settlement term

(3)   Approval of annual report

(4)   Amendments to the Articles of Incorporation

(5)   Cancellation of Share

(6)   Remuneration, retirement allowance of directors

(7)   Other issues requiring the resolutions of the general meeting of shareholders

2.  Issues of Management

(1)   Creation of business plan and core business strategies (mid and long-term business policy and annual operating objectives, and business rationalization plans, etc.)

(2)   Creation of important CI and modification and amendments (corporate vision, flag, badge, etc.)

(3)   Restructuring plans on a group level

(4)   Business plans and budget for each fiscal year

(5)   Nomination of the Chairman of the Board

(6)   Recommendation of candidates of Inside Directors

(7)   Nomination of the Representative Directors and the Chief Executive Officer among Inside Directors and Assignment of responsibilities of office to Inside Directors

(8)   Approval of management succession and development plan

(9)   Approval of executive evaluation and compensation plan

(10)  Organization and method of operations of the Special Committees under the control of the BOD

(11)  Decision of Support from Expert to Director

(12)  Organization and Operations of the Chief Executive Officer Recommendation Committee

(13)  Following Establishment, Amendment and Repeal of Operational Regulations

A. Operational regulations for the BOD and Audit Committee

B. Internal accounting management regulations

3.  Issues of Investment & finance

(1)   New external investments, capital increase and disposal of acquired equities of subsidiary company exceeding 10% of equity.

(2)   Investments within the company (investment project for new establishment and increase more than KRW 100 billion)

(3)   Acquisition or disposal of tangible intangible assets and important investment assets (more than 10% of equity based on the book value per unit of asset)

(4)   Deficits disposal (exceeding KRW 10 billion)

(5)   Appropriation of retained earnings

(6)   Issuance of new shares

(7)   Dealing with forfeited stock or odd lot

(8)   Cancellation of Share by Gains

(9)   Acquisition or disposal of treasury stocks

(10)  Injection of reserve funds into equity capital

(11)  Issuance of corporate bonds and important borrowings (new long-term borrowings exceeding KRW 100 billion)

(12)  Issuance of convertible bonds

(13)  Issuance of bonds with warrant

(14)  Donations (exceeding KRW 1 billion)

4.  Others

(1)   Filing and Settling a lawsuit worth exceeding KRW 10 billion and Settling a lawsuit without limitation of the amount of money(excluding the case with conclusive evidence that guarantee it will not cost exceeding KRW 10 billion)

(2)   Transaction with majority shareholder and a subsidiary as prescribed in Securities Transaction Act

A. Transactions of which size is more than 1/100 of the total sales or asset volume of the most recent business

B. Transaction which brings total transaction amount with a subsidiary during the current business year to more than 5/100 of total sales or asset volume of the most recent business year. (excluding transactions executed within the total amount approved as ordinary transaction arising from business, etc. )

(3)   Transaction with a company in the same group as described in Monopoly Regulation and Fair Trade Act

A. Transactions extending funds such as advances or loans, etc. (More than KRW 10 billion )

B. Transactions offering or trading market securities such as stock or corporate bond (More than KRW 10 billion)

C. Transactions offering or trading assets such as real estate or incorporeal asset (More than KRW10 billion)

(4)   Appointment of transfer agent

(5)   Matters concerning administrative fees related to the shares of the company

(6)   Establishment, relocation, or closure of branches

(7)   Business between Directors and the company (8) Appointment and dismissal of compliance officer, creation and amendment of compliance criteria (9) Other matters that is prescribed in the mandatory provisions of applicable laws, regulations or Articles of Incorporation or that, a Director deems, needs a resolution from the BOD

3. Outside Directors

POSCO states the recommendation procedure of Outside Director candidates in the Articles of Incorporation for the purpose of fair and transparent appointment of Outside Directors. The procedure is as follows.

For the proposal of Outside Director candidate, the Outside Director Candidates Advisory Group is run by the resolution of the Director Candidate Recommendation and Management Committee. The Advisory Group searches for candidates who are qualified based on the related laws and highly knowledgeable in the fields of industry, finance, academic, law, accounting and public sectors. It proposes Outside Director candidates of 3 times the number to be elected to the Director Candidate Recommendation and Management Committee. The Director Candidate Recommendation and Management Committee determines the final candidates after qualification analysis and proposes them to the AGM. These Outside Directors are appointed by shareholders’ voting. POSCO’s Outside Directors who were appointed according to this procedure are as stated below. All Outside Directors have no interest associated with the company, management and major shareholders.

<Outside Directors>

Name	Recommended by	Roles and Responsibilities	Positions in other institutions
Joo-Hyun Kim	Director Candidate Recommendation and Management Committee	Chairperson of the Board Of Directors, Member of the Director Candidate Recommendation and Management Committee	President of Financial Newspaper
Myoung-Woo Lee		Chair of the Evaluation and Compensation Committee, Member of the Finance and Related Party Transactions Committee	CEO of Dongwon Industries
Byong-Won Bahk		Chair of the Director Candidate Recommendation and Management Committee, Member of the Audit Committee	—
Shin-Bae Kim		Chair of the Finance and Related Party Transactions Committee, Member of the Evaluation and Compensation Committee	—
Moon-Ki Chung		Chair of the Audit Committee, Member of the Evaluation and Compensation Committee	Associate Professor, Department of Business Administration, Sungkyunkwan University
Seung-Wha Chang		Member of the Director Candidate Recommendation and Management Committee, Member of the Audit Committee	Dean, School of Law, Seoul National University
Sung-Jin Kim		Member of the Finance and Related Party Transactions Committee, Member of the Evaluation and Compensation Committee	Outside Director of Samsung Securities

POSCO has a department within the company to exclusively support the Outside Directors’ work in the Board and the committees. It provides the directors with materials to be discussed in the BOD and committee meetings in advance so that they can fully go over the matters to be discussed. Besides regular Board meetings, a number of irregular meetings are held to verify important agendas and intensively debate on such strategic issues. In April 2017, a Board Workshop was held to review key issues surrounding Smartization of POSCO. In Outside Directors’ meetings in June and October, directors discussed on how to strengthen strategic functions of the Board. In November, the Strategy Session of the BOD debated over POSCO Group future strategy, business portfolio and 5 major subsidiaries’ long-term strategy in depth. Also, directors had opportunities to visit Smart Factory and raw material mines so that they have better understanding on POSCO’s business.

4. Operation of BOD

According to the Operational Regulations of the BOD, POSCO’s Board has two types of meeting - regular and provisional one. Regular meetings held at predetermined date convene in January, February, March, May, August, November and December, and provisional meetings are held when there is an urgent agenda. The Board meeting convenes by the Chairman’s call, and each director can request for a meeting when it is necessary. If there is a case when a director is unable to attend a meeting, he can participate in the meeting and the resolution through a remote communication tool and his attendance is counted.

Meeting minutes are recorded and stored. In the minutes, agenda items, development of the issue, meeting result, directors who are opposed to the issue and the reasons are written, on which the attending directors sign and seal. In 2017, a total of 7 regular meetings were held. As of June in 2018 when this report is submitted, a total of 5 meetings including 4 regular and 1 provisional were held with 100% attendance.

<Resolutions in 2017>

Date	Agenda	Approved	Byong- Won Bahk	Chae- Chol Shin	Myoung- Woo Lee	Joo- Hyun Kim	Shin- Bae Kim	Moon- Ki Chung	Seung- Wha Chang	Il-Sup Kim	Woo- Young Sun
1.25	1. Approval of the financial statements for the 49th fiscal year and the convocation schedule for the 49th General Meeting of Shareholders	Approved	For	For	For	For				For	For
	2. Recommendation of a candidate for the Inside Director position (Candidate for the Chief Executive Officer)	Approved	For	For	For	For				For	For

Date	Agenda	Approved	Byong- Won Bahk	Chae- Chol Shin	Myoung- Woo Lee	Joo- Hyun Kim	Shin- Bae Kim	Moon- Ki Chung	Seung- Wha Chang	Il-Sup Kim	Woo- Young Sun
2.17	1. Agenda for the 49th General Meeting of Shareholders	Approved	For	For	For	For				For	For
	2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	Approved	For	For	For	For				For	For
3.10	1. Appointment of the Chairman of the Board of Directors	Approved	For	For	For	For	For	For	For
	2. Appointment of the Special Committee Members	Approved	For	For	For	For	For	For	For
	3. Appointment of the Chief Executive Officer	Approved	For	For	For	For	For	For	For
	4. Designation of Representative Directors and presenting positions to Inside Directors	Approved	For	For	For	For	For	For	For
5.12	1. Disposal of the investment purpose available-for-sale stocks	Approved	For	For	For	For	For	For	For
	2. Dividend policy and declaration of first quarter dividend for the fiscal year of 2017	Modified Approved	For	For	For	For	For	For	For
	3. Disposal of shares of POSCO Thainox	Approved	For	For	For	For	For	For	For
	4. Contribution to POSCO Educational Foundation	Approved	For	For	For	For	For	For	For
	5. FY 2017 Transaction Plans with affiliates	Approved	For	For	For	For	For	For	For
	6. Modification on Directors’ compensation system and performance evaluation	Approved	For	For	For	For	For	For	For
8.1	1. Declaration of the second quarter dividend for the fiscal year of 2017	Approved	For	For	For	For	For	For	For
	2. Improvement of operation of the Board of the Directors	Modified Approved	For	For	For	For	For	For	For
	3. Acquisition of a certain number of a lithium company’s shares	Approved	For	For	For	For	For	For	For
11.3	1. Declaration of the third quarter dividend for the fiscal year of 2017	Approved	For	For	For	For	For	For	For
	2. Lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech	Approved	For	For	For	For	For	For	For
	3. Supplementation of #4 hot rolled facilities in Gwangyang Works	Approved	For	For	For	For	For	For	For
	4. Improvement of operation of the Board of the Directors	Approved	For	For	For	For	For	For	For

Date	Agenda	Approved	Byong- Won Bahk	Chae- Chol Shin	Myoung- Woo Lee	Joo- Hyun Kim	Shin- Bae Kim	Moon- Ki Chung	Seung- Wha Chang	Il-Sup Kim	Woo- Young Sun
12.8	1. Mid-term Business Strategy and FY2018 Management Plan	Approved	For	For	For	For	For	For	For
	2. Year-end donation for the underprivileged	Approved	For	For	For	For	For	For	For
	3. Revision of Remuneration of Directors	Approved	For	For	For	For	For	For	For

*	Only Outside Directors’ votes included. Il-Sup Kim and Woo-Young Sun completed their term on 10 March 2017. Shin-Bae Kim, Moon-Ki Chung, and Seung-Wha Chang newly elected on 10 March 2017

<Resolutions in 2018>

Date	Agenda	Approved	Joo- Hyun Kim	Myoung- Woo Lee	Byong- Won Bahk	Shin- Bae Kim	Moon -Ki Chung	Seung- Wha Chang	Sung- Jin Kim	Chae- Chol Shin
1.24	1. Approval of the financial statements for the 50th fiscal year and the convocation schedule for the 50th General Meeting of Shareholders	Approved	For	For	For	For	For	For		For
	2. Partial Amendments to Articles of Incorporation	Approved	For	For	For	For	For	For		For
	3. Silo lease contract with POSCO-TERMINAL Co., Ltd	Approved	For	For	For	For	For	For		For
2.13	1. Agenda for the 50th General Meeting of Shareholders	Approved	For	For	For	For	For	For		For
	2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	Approved	For	For	For	For	For	For		For
3.9	1. Appointment of the Chairman of the Board of Directors	Approved	For	For	For	For	For	For	For
	2. Appointment of the Special Committee Members	Approved	For	For	For	For	For	For	For
	3. Designation of Representative Directors and presenting positions to Inside Directors	Approved	For	For	For	For	For	For	For
	4. Commemoration business plan for POSCO’s 50th anniversary	Approved	For	For	For	For	For	For	For
4.18	1. Settlement and operation of Succession Council (plan)	Approved	For	For	For	For	For	For	For
5.11	1. Declaration of first quarter dividend for the fiscal year of 2018	Approved	For	For	For	For	For	For	For
	2. Plan for financing in FY2018	Approved	For	For	For	For	For	For	For
	3. Record Date for Extraordinary	Approved	For	For	For	For	For	For	For

Date	Agenda	Approved	Joo- Hyun Kim	Myoung- Woo Lee	Byong- Won Bahk	Shin- Bae Kim	Moon- Ki Chung	Seung- Wha Chang	Sung- Jin Kim	Chae- Chol Shin
General Meeting of Shareholders
	4. FY2018 Transaction Plans with affiliates	Modified Approved	For	For	For	For	For	For	For
	5. Capital Increase in POSCO ESM	Approved	For	For	For	For	For	For	For

*	Only Outside Directors’ votes included. Chae-Chol Shin completed his term on 9 March 2018. Sung-Jin Kim newly elected on 9 March 2018

5. Special Committees of BOD

(1) Establishment of BOD’s Special Committees

Under the Board of Directors, there are 5 Special Committees - Director Candidate Recommendation and Management Committee, Evaluation and Compensation Committee, Finance and Related Party Transactions Committee, Audit Committee, and Executive Management Committee. Before the amendment, there were 6 Special Committees under the Board, but similar functions were integrated and adjusted by amending the Articles of Incorporation in the 50th AGM to raise the efficiency of the committees. Except for the Executive Management Committee that reviews and deliberates steel investments, each of the committee is participated by a majority of Outside Directors. Members of the Evaluation and Compensation Committee and Audit Committee are all Outside Directors to ensure independent decision-making of the Special Committees. Among the committees, Director Candidate Recommendation and Management Committee and Audit Committee are required to be established by the Commercial Act, and the rest 3 committees were formed by the Board based on its autonomous decision in pursuit of professional, independent and efficient Board management. For more efficient operation of each committee, details of the organization, operation and responsibilities of committees are governed by the Articles of Incorporation and the Operational Regulations of the BOD.

(2) Organization of Committees in BOD and Activities

A. Director Candidate Recommendation and Management Committee

① Members and Responsibilities.

The main role of the Director Candidate Recommendation and Management Committee is to assess the qualifications of candidates and recommend Outside Director candidates. 3 out of 4 committee members are Outside Directors to ensure independence. The Outside Director Candidates Advisory Group is run to raise transparency of selection process of Outside Directors. The responsibilities and organization of the Director Candidate Recommendation and Management Committee are as follows.

Members	Byong-Won Bahk(Chair), Joo-Hyun Kim, Seung-Wha Chang, Jung-Son Chon
Responsibilities

1.  Recommendation for, and evaluation on qualification of, candidates for Outside Director

2.  Evaluation on qualification of, and pre-deliberation on candidates for Inside Director

3.  Pre-deliberation on appointment of members of special committees

4.  Pre-deliberation on nomination of the representative directors except for the Chief Executive Officer among Inside Directors

5.  Operation of Outside Director Candidates Advisory Group

6.  Other matters necessary for recommendation of Outside Directors

7.  Developing issues to be discussed in the BOD and the Special Committees

8.  Pre-deliberation on amendment or repeal of the operational regulations for the BOD

9.  Pre-deliberation on composition and operation procedures of the BOD or the Special Committees

② Activities

[Director Candidate Recommendation Committee Activities before Reorganization of Special Committees]

Date	Agenda	Approved	Chae-Chol Shin	Myoung-Woo Lee	Joo-Hyun Kim

'17.2.2/2.15/2.17	Qualification Assessment and Recommendation of Outside Director Candidates	Approved	For	For	For

'17. 2.17	Qualification Assessment of Inside Director Candidates (Excluding the candidate for the CEO)	Pre- deliberated	—	—	—

'17. 3.10	Appointment of Special Committee Members	Pre- deliberated	—	—	—
	Appointment of the Representative Directors	Pre- deliberated	—	—	—

Date	Agenda	Approved	Myoung-Woo Lee	Shin-Bae Kim	Seung-Wha Chang

'17. 3.10	Appointment of the Chairman of Director Candidate Recommendation Committee	Approved	For	For	For

'17. 12.8	Plan for Outside Director Candidates Advisory Group	Approved	For	For	For

'18.2.7/2.13	Qualification Assessment and Recommendation of Outside Director Candidates	Approved	For	For	For
	Qualification Assessment of Inside Director Candidates (Excluding the candidate for the CEO)	Pre- deliberated	—	—	—

[Finance and Operation Committee Activities before Reorganization of Special Committees]

Date	Agenda	Approved	Myoung-Woo Lee	Chae-Chol Shin	Byong-Won Bahk

'17. 8.1	Improvements of BOD operation	Pre-deliberated	—	—	—

'17.11.3	Improvements of BOD operation	Pre-deliberated	—	—	—

[Director Candidate Recommendation and Management Committee Activities after Reorganization of Special Committees]

Date	Agenda	Approved	Byong-Won Bahk	Joo-Hyun Kim	Seung-Wha Chang
'18. 3.9	Appointment of the Chairman of Director Candidate Recommendation and Management Committee	Approved	For	For	For
	Appointment of the Representative Directors	Pre-deliberated	—	—	—

*	Only Outside Directors’ votes included

③ Recommendation of Outside Directors

The Director Candidate Recommendation and Management Committee conducts qualification assessment and recommendation of directors to the AGM according to Article 382-3 and Article 542-8-2 of the Commercial Act and Article 30 and Article 31 of the Articles of Incorporation.

B. Evaluation and Compensation Committee

① Members and Responsibilities

The Evaluation and compensation Committee assesses the management’s performance, pre-deliberates matters related with compensation, and evaluates business performance. Detailed roles and responsibilities of the committee are stated as below.

Members	Myoung-Woo Lee(Chair), Shin-Bae Kim, Moon-Ki Chung, Sung-Jin Kim

Responsibilities

1. Establishing management succession and development plans

2. Establishing executives evaluation and compensation plan and taking necessary measures to execute such plans

3. Pre-deliberation on remuneration and retirement allowance of directors

② Activities

Date	Agenda	Approved	Woo-Young Sun	Il-Sup Kim	Byong-Won Bahk	Joo-Hyun Kim
'17. 1.25	Evaluation of the management result for the fiscal year of 2016	Approved	For	For	For	For

Date	Agenda	Approved	Woo- Young Sun	Il-Sup Kim	Byong-Won Bahk	Joo- Hyun Kim
'17. 2.17	Amendment of the limit of the total remuneration for the Directors	Pre-deliberated	—	—	—	—

Date	Agenda	Approval	Chae-Chol Shin	Joo-Hyun Kim	Shin-Bae Kim	Moon-Ki Chung
'17. 5.12	Improvement of the executive compensation system and performance evaluation	Pre-deliberated	—	—	—	—
'17.12.8	Revision of Remuneration of Directors	Pre-deliberated	—	—	—	—
'18.1.23	Evaluation of the management result for the fiscal year of 2017	Approved	For	For	For	For
'18.1.23/1.24	Modification on Directors’ long-term performance evaluation	Modified Approved	For	For	For	For
'18.2.13	Evaluation plan of the management result for the fiscal year of 2018	Approved	For	For	For	For

Date	Agenda	Approval	Myoung- Woo Lee	Shin-Bae Kim	Moon-Ki Chung	Sung-Jin Kim
'18. 4.18	Appointment of the Chairman of Evaluation and Compensation Committee	Approved	For	For	For	For

C. Finance and Related Party Transactions Committee

① Members and Responsibilities

The Finance and Related Party Transactions Committee supports efficient operation of the Board by pre-deliberating issues such as external investment plan, capital raising plan and internal transactions in accordance with laws on monopoly regulation and fair trading. Also, the committee deliberates and resolve issues of financing and contribution plan ranging from KRW 0.1 to 1 billion. Detailed roles and responsibilities of the Finance and Related Party Transactions Committee are stated as below.

Members	Shin-Bae Kim(Chair), Myoung-Woo Lee, Sung-Jin Kim, In-Hwan Oh

Responsibilities

1.  Establishing strategy for internal values, and financial well-being

2.  Pre-deliberation on filing and settling a lawsuit worth over KRW 10 billion and settling a lawsuit without limitation of the amount of money(excluding the case with conclusive evidence that guarantee it will not cost exceeding KRW 10 billion )

3.  Issues of external investment (Non-steel)

A. Pre-deliberation on new external investments, capital increase and disposition of acquired equities exceeding 10% of equity (excluding items for deliberation on internal transaction in No.9)

B. Making resolutions on new external investments, capital increase and disposition of acquired equities exceeding KRW 5 billion and less than 10% of equity (excluding items for deliberation and voting in No.9)

4.  Pre-deliberation on donations exceeding KRW 1 billion and resolutions on donations between exceeding KRW 100 million and less than KRW 1 billion (excluding items for deliberation on internal transaction in No.9)

5.  Resolutions on issuance of corporate bonds and important borrowings (including the conversion issue exceeding KRW 100 billion)

6.  Pre-deliberation on issuance of corporate bonds and important borrowings (new long-term borrowings exceeding KRW 100 billion)

7.  Resolutions on offering fixed assets as security

8.  Resolutions on providing subsidiaries or affiliates with the company’s security or guarantee (excluding items for deliberation and voting in No.9)

9.  Internal transactions in accordance with the Monopoly Regulation and Fair Trade Act(Internal transactions mean transactions of capital, securities and assets with a person who has special relations with the company)

A. Review of issues and improvement measures related to internal transactions

B. Preliminary deliberation of internal transactions (more than KRW 10 billion in transaction amount)

C. Resolutions on internal transactions (between KRW 3 billion and KRW 10 billion in transaction amount)

10.  Appointment of Director for voluntary compliance of Fair Trade

② Activities

[Inside Trade Committee Activities before Reorganization of Special Committees]

Date	Agenda	Approved	Il-Sup Kim	Woo-Young Sun	Joo-Hyun Kim
‘17.1.24	Review of and Plan for the operation of the Fair Trading Program	Report	—	—	Absent
‘17.2.16	Change in Director for voluntary compliance of Fair Trade	Approved	For	For	For

Date	Agenda	Approved	Joo-Hyun Kim	Moon-Ki Chung	Seung-Wha Chang
‘17.5.8	Contribution to POSCO Educational Foundation	Pre-deliberated	—	—	—
‘17.7.26	Review of operation of the Fair Trading Compliance Program for the first half of 2017	Report	—	—	—
’17.11.1	Lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech	Pre-deliberated	—	—	—
’18.1.23	Change in Director for voluntary compliance of Fair Trade	Report	—	—	—
	Silo lease contract with POSCO-TERMINAL Co., Ltd	Pre-deliberated	—	—	—

Date	Agenda	Approved	Joo-Hyun Kim	Moon-Ki Chung	Byong-Won Bahk

	Contribution to Labor Welfare Fund	Approved	For	For	For

'18.2.12	Review of and Plan for the operation of the Fair Trading Program	Report	—	—	—

[Finance and Operation Committee Activities before Reorganization of Special Committees]

Date	Agenda	Approved	Myoung-Woo Lee	Chae-Chol Shin	Byong-Won Bahk
'17.5.12	Disposal of available-for-sale securities	Pre-deliberated	—	—	—
	Plans for extension of NMC payment guarantee	Approved	For	For	For
	Plans for extension of POSUK loan guarantee	Approved	For	For	For
'17.8.1	Acquisitions of lithium company allotment	Pre-deliberated	—	—	—
'17.11.3	Donation of shares of Songdo POSCO Family Housing	Approved	For	For	For
'17.12.8	Year-end donation for the underprivileged	Pre-deliberated	—	—	—
	Donation for recovery of earthquake in Pohang-city	Approved	For	For	For
	Approval of Short-Term Credit Line Limit in 2018	Approved	For	For	For
'18.1.4	Investment of Joint venture for Anode material business in Chile	Approved	For	For	For
'18.1.24	Establishment of Joint venture for Anode material business in China	Approved	For	For	For

[Finance and Related Party Transactions Committee Activities after Reorganization of Special Committees]

Date	Agenda	Approved	Shin-Bae Kim	Myoung-Woo Lee	Sung-Jin Kim
'18.4.18	Appointment of the Chairman of Finance and Related Party Transactions Committee	Approved	For	For	For
'18.5.11	Plan for financing in FY2018	Pre-deliberated	—	—	—
	Capital Increase in POSCO ESM	Pre-deliberated	—	—	—
	Contribution to POSCO Educational Foundation	Approved	For	For	For
	Plan for Payment Guarantee to POSCO VIETNAM	Approved	For	For	For

*	Only Outside Directors’ votes included

D. Audit Committee

Information regarding the Audit Committee can be referred to IV. Audit Organization.

E. Executive Management Committee

① Members and Responsibilities

The Executive Management Committee is in charge of deliberating and voting on important investment proposals among the management and financial issues. Detailed role of the committee is stated below.

Members	Oh-Joon Kwon(Chair), In-Hwan Oh, In-Hwa Chang, Seong Yu, Jung-Son Chon
Responsibilities

1.  Issues concerning Management

(1)   Important matters in the class of employee’s positions, Human Resources development and adjustment

(2)   Important changes in terms of working condition and welfare

(3)   Plans to newly establish endowed chair-professor

(4)   Housing policy making (standards to support housing loans, basic plans to build housing)

(5)   Closing the list of shareholders

2.  Issues concerning Finance

(1)   Pre-deliberation on internal investments

•  Investment for new establishment and increase project more than KRW 100 billion

(2)   Approval of Internal Investment Plans

•  Project investments of more than KRW 100 billion excluding Investment for new establishment and increase projects

•  Investment project between exceeding KRW 10 billion and KRW 100 billion and less

•  Investment for new establishment and increase project less than KRW 10 billion

•  Maintenance investment of exceeding KRW 10 billion

•  Ordinary investment of exceeding KRW 5 billion

(3)   Pre-deliberation on new external investments, capital increase, and disposition of acquired equities of exceeding 10% of equity in steel sector (excluding deliberation items for the Insider Trading Committee)

(4)   Approval of new external investment, capital increase, and disposition of acquired equities exceeding KRW 5 billion and less than 10% of equity in steel sector

(5)   Acquisition or disposal of tangible intangible assets and important investment assets exceeding KRW 5 billion and less than 10% of equity (Based on the book value per unit of asset)

(6)   Approval of deficits disposal between exceeding KRW 500 million and less than KRW 10 billion

(7)   Approval of technology adoption and technology sales contract exceeding USD 1 million

3.  Other matters submitted by the Chair of the committee or each individual member

② Activities

Session	Date	Agenda	Approved
2017-1	1.23	Sale of shares in Dongkuk Industries	Approved
		Disposal of treasury stocks as Employee Award	Approved
		Improvement of waste heat energy recovery for sintering cooling facility #3 in Pohang Works	Approved
		Improvement of Converter flue gas processing facility in #1 Steelmaking Plant in Gwangyang Works	Approved
2017-2	3.16	Closure of the shareholders’ registry for dividends for the first quarter of 2017	Approved

2017-3	3.21	Phase 2 Sale of automotive steel processing facility	Approved
2017-4	4.18	Disposal of treasury stocks as Employee Award	Approved
		Rationalization of FINEX #2 in Pohang Works	Approved
2017-5	5.10	Disposal of shares of POSCO Thainox	Pre-deliberated
2017-6	5.29	Implementation of a slab scarfing machine in #3 steel casting line in Pohang Works	Approved
		Stabilizing the structures of #5 coke manufacturing factory in Gwangyang Works	Approved
		Implementation of the enterprise system for processing companies	Approved
		Closure of the shareholders’ registry for dividends for the second quarter of 2017	Approved
2017-7	6.20	R&D investment of the powder inserting process for a convertor	Approved
		Maintenance of a hot stove facility of #2 furnace in Pohang Works	Approved
		Replacement of deteriorated facilities of #1 continuous annealing line in #4 cold roll factory in Gwangyang Works	Approved
		Rationalization of a LNG power generator in Gwangyang Works	Approved
2017-8	7.18	Disposal of treasury stocks for the employee awards	Approved
		Carbon emissions trading.	Approved
2017-9	8.23	Closure of the shareholders’ registry for dividends for the third quarter of 2017	Approved
		Amendment of investment plan PosLX Plant	Approved
		Disposal of disused facilities in Fe Powder factory	Approved
2017-10	9.19	Quality improvement for Wire Rod factory in Pohang Works	Approved
2017-11	10.20	Disposal of treasury stocks for the employee awards	Approved
		Replacement of equipment of the wharf in Pohang and Gwangyang Works	Approved
		Supplementation of #4 hot rolled facilities in Gwangyang Works	Pre-deliberated
2017-12	12.19	Replacement of R2 motor and Drive of #2 hot rolled facilities in Pohang Works	Approved
		Rationalization of substations in Gwangyang Works	Approved
		Replacement of equipment of an incinerator in Gwangyang Works	Approved
2018-1	1.19	Disposal of treasury stocks for the employee awards	Approved
2018-2	3.20	Implementation of equipment of the wharf in Pohang Works	Approved
		Replacement of a slab scarfing machine in #2 steel casting line in Gwangyang Works	Approved
		Carbon emissions trading	Approved
2018-3	4.17	Disposal of treasury stocks for the employee awards	Approved
		Establishment of upstream process as C0 level of POSCO Lithium eXtraction Mineral Electrodialysis	Approved
		Establishment of complex combustion facility of Coke Oven in Pohang Works	Approved
		Establishment of STS Slab Grinder and Concurrent Heating Furnace in Pohang Works	Approved
		Replacing old parts for #14 Gas Turbine of LNG generator in Pohang Works	Approved
2018-4	5.28	Manufacturing Execution System Refresh	Approved
		Carbon emissions trading	Approved
		Put Back Option Execution for disposal of shares of Steel Flower	Approved
		Implementation of NOx removal facilities in Pohang Works	Approved
		Maintenance of #1 cold rolled PCM Facilities in Pohang Works	Approved

6. Evaluation and Compensation

POSCO adopted the BOD Evaluation System in 2010 to search the areas to be improved and raise external trust on corporate governance. The BOD evaluation is conducted led by the Evaluation and Compensation Committee in February every year and the outcome is reported to the Board. The evaluation method is that all the directors answer the survey, both quantitative and qualitative, prepared for their committees. It includes a holistic evaluation on the role, structure, operation and related systems of the BOD. The result is used to upgrade operations of the Board through reporting and discussions. The compensation for directors is decided in consideration of their work load, other companies’ cases and social perception in a comprehensive way.

IV. Audit Organization

1. Internal Audit Organization

(1) Audit Committee

① Functions

The Audit Committee monitors the company’s accounting results and deliberates and resolves matters delegated by the BOD independently from the management and controlling shareholder. The committee oversees directors and the management if they fulfill their responsibilities with due care based on objective standards, the Operational Regulations of the Audit Committee, to support them make the right decision in business management. Resolutions made by the Audit Committee are as follows.

1. Set up the committee’s work plan

2. Matters delegated by the Board(representative director)

3. Request for holding a provisional shareholders’ meeting

4. Consulting of external experts

5. Audit on legitimacy of the management’s work

6. Review on soundness and validity of the company’s financial activity and legitimacy of financial reporting

7. Review on accounting standards of materiality and revision of accounting estimation result

8. Evaluate on the operation of internal accounting management system

9. Evaluate on the internal control system

10. Propose a motion on appointment of the head of internal audit department

11. Preapprove appointment, compensation and non-audit service contract of external auditor

12. Evaluate on auditing activities of external auditor

13. Report annual auditing plan and result of internal audit department

14. Report evaluation result on compliance with the Code of Conduct of employees

15. Report of external auditor on irregularities or any violations of the laws and the Articles of Incorporation by a director

16. Report of external auditor on the company’s violation of accounting standards

17. Other matters considered by each member to be resolved

② Organization

POSCO’s Audit Committee has at least 3 Outside Directors according to Article 48 of the Articles of Incorporation and the Operational Regulations of the Audit Committee. Committee members are appointed and dismissed by the AGM. At least 1 member is an accounting or financial expert as governed by the related laws. POSCO assures that the Audit Committee can maintain its independence and objectivity from the Board and management in conducting audit functions. Below chart shows the members of the current Audit Committee and information about independence of the committee.

<Audit Committee Members>

Name	Currently holding a position in other institutions as
Moon-Ki Chung (Chair)	Associate Professor, Department of Business Administration, Sungkyunkwan University
Byong-Won Bahk	—
Seung-Wha Chang	Dean, School of Law, Seoul National University

*	All members are Outside Directors.

<Checklist For Independence of Audit Committee>

Item	Yes or No	Relevant Regulation
Consists of more than 3 directors	Yes	Article 415-2-2, Korean Commercial Act
2/3 of total number of members or more are Outside Directors	Yes
At least 1 or more of members are accounting or finance experts	Yes	Article 542-11-2 Korean Commercial Act
The chair of the committee is an Outside Director	Yes
All qualified with other items described in the relevant regulation	Yes	Article 542-11-3 Korean Commercial Act

③ Activity

Date	Agenda		Approved	Il-Sup Kim	Woo-Young Sun	Joo-Hyun Kim
'17.1.24	Resolution	Pre-approval of audit and non-audit services for POSCO P&S	Approved	For	For	For
		Assessment of the Audit Committee	Approved	For	For	For
	Report	Report on the operation of the internal accounting control system for the fiscal year of 2016	—	—	—	—
		The result of internal audit for the fiscal year of 2016 and audit plans for the fiscal year of 2017	—	—	—	—
'17.2.16	Resolution	Approval of designation of the director for the internal audit department	Approved	For	For	For
		Internal audit result for the fiscal year of 2016	Approved	For	For	For
		Assessment of the operation of the internal accounting control system for the fiscal year of 2016	Approved	For	For	For
		Approval of the appointment of the external auditor	Approved	For	For	For
	Report	External audit result for the fiscal year of 2016	—	—	—

Date	Agenda		Approved	Joo-Hyun Kim	Moon-Ki Chung	Seung-Wha Chang
'17.3.29	Resolution	Appointment of the Chairman of the Audit Committee	Approved	For	For	For

Date	Agenda		Approved	Joo-Hyun Kim	Moon-Ki Chung	Seung-Wha Chang
		Approval of audit and non-audit services for POSCO and its subsidiaries	Approved	For	For	For
	Report	Report on the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2016	—	—	—	—
'17.4.25	Resolution	Audit report on Form 20-F for the fiscal year 2016	Approved	For	For	For
	Report	Report on the result of operation of the internal accounting control system on a consolidated basis for the fiscal year of 2016	—	—	—	—
'17.5.8	Report	External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2017	—	—	—	—
'17.7.26	Report	Internal audit result on the Consolidated Financial Statements for the first half of 2017	—	—	—	—
		External auditors’ review result on the Consolidated Financial Statements for the first half of 2017	—	—	—	—
		The result of internal audit for the first half of 2017 and audit plans for the second half of 2017	—	—	—	—
'17.11.1	Resolution	Approval of audit services for POSCO-ICPC	Approved	For	For	For
		Approval of non-audit services for POSCO Daewoo Corporation	Approved	For	For	For
	Report	Internal audit on the Consolidated Financial Statements for the third quarter of 2017	—	—	—	—
		External auditors’ review on the Consolidated Financial Statements for the third quarter of 2017	—	—	—	—
'17.12.7	Report	Assessment of the operations of the external auditors in the fiscal year of 2017	—	—	—	—
		Assessment of directors’ and employees’ observance of ethics in the fiscal year of 2017	—	—	—	—
'18.1.23	Resolution	Assessment of the Audit Committee	Approved	For	For	For
	Report	Report on the operation of the internal accounting control system for the fiscal year of 2017	—	—	—	—
		The result of internal audit for the fiscal year of 2017 and audit plans for the fiscal year of 2018	—	—	—	—
'18.2.12	Resolution	Internal audit result for the fiscal year of 2017	Approved	For	For	For

Date		Agenda	Approved	Joo-Hyun Kim	Moon-Ki Chung	Seung-Wha Chang
	Report	Assessment of the operation of the internal accounting control system for the fiscal year of 2017	Approved	For	For	For
		External audit result for the fiscal year of 2017	—	—	—	—

Date		Agenda	Approved	Moon-Ki Chung	Byong-Won Bahk	Seung-Wha Chang
'18.3.29	Resolution	Appointment of the Chairman of the Audit Committee	Approved	For	For	For
		Approval of audit and non-audit services for POSCO and its subsidiaries	Approved	For	For	For
	Report	Report on the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2017	—	—	—	—
		Assessment of the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2017	—	—	—	—
'18.4.24	Resolution	Audit report on Form 20-F for the fiscal year of 2017	Approved	For	For	For
'18.5.10	Resolution	Approval of non-audit service for POSCO	Approved	For	For	For
	Report	Internal audit result on the Consolidated Financial Statements for the first quarter of 2018	—	—	—	—
		External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2018	—	—	—	—
		Assessment of the operations of the external auditors in the fiscal year of 2017	—	—	—	—

(2) Compliance Officer and Supporting Office

POSCO appoints a compliance officer to help abide by laws and regulations. The officer monitors if the management and employees comply with rules and regulations and fulfill their roles and report the monitoring results to the Board.

<Compliance Officer>

Name	Gender	Date of Birth	Position	Work Experience	Term of Office
Hyung-Il Won	Male	1968. 11.	Senior Vice President	- Dae-Il Law Firm - Seoul Central District Court	2016. 3. 24 ~ 2019.3.23

Moreover, the company has Corporate Audit Office as an internal auditing body to efficiently support the work of the Audit Committee. The department has 1 executive member, 52 certified accountants and professionals in business management. It conducts auditing on companies based on the annual auditing plan and the result is reported to the Audit Committee on a regular basis.

2. External Auditor

The Audit Committee directly assesses and appoints external auditors to strengthen independence and fairness of appointment procedure. As a listed company, POSCO appoints the same external auditor for 3 fiscal years in compliance with the Article 4-2 of relevant law regarding external auditing. POSCO’s Audit Committee appointed KPMG as external auditor for 3 consecutive years from 2017 to 2019.

According to the Audit Committee’s operational regulations, external auditor directly reports to the Audit Committee regarding any irregularities of directors, violation of laws, Articles of Incorporation and accounting standards. Also, the Audit Committee evaluates auditing activities of the external auditor. POSCO’s external auditor KPMG reported the 50th external auditing results in the 2nd Audit Committee on February 12, 2018. In the 4th Audit Committee held on April 24, 2018, the auditor reported SEC 20-F Filing result for the fiscal year 2017. It reported external review result on consolidated financial statements of the 1st quarter 2018 in the 5th Audit Committee on May 10, 2018. Other reporting results can be referred to IV. Audit Organization, 1. Internal Audit Organization, (1) Audit Committee, ③ Activity in this report.

V. Fulfillment of Social Responsibility

(1) Sustainable Management Policy

POSCO defines sustainability as ‘Better business performance based on environmental and social responsibilities.’ To this end, POSCO’s management direction is aimed at conducting responsible business activities based on trust with stakeholders and providing sustainable solutions for customers and the society.

Building Trust with Stakeholders

POSCO’s sustainability can be achieved when building a long-term relationship with stakeholders including society, investors, partners, customers and employees. POSCO is continuously communicating with internal and external stakeholders to build trust and raise value for them.

Responsible Management

As a part of the society, POSCO is making greatest efforts towards a responsible business management. In this regard, POSCO’s internal sustainability policies including the Code of Conduct, Safety and Health Policy and Human Rights Policy are strictly observed and devised to be in line with the global standards. POSCO upholds and supports the global norms of sustainable business management ranging from the UN Sustainable Development Goals, UN Global Compact and the OECD Guidelines for Multinational Enterprises to ISO 26000. Also, the company strongly forbids child labor and forced labor in its domestic and overseas operation sites in compliance with the international standards and ethical guidelines. It advocates international standards related to human rights including the Universal Declaration of Human Rights and the UN Guiding Principles on Business and Human Rights.

Sustainable Solution

POSCO continues to develop products through innovation so as to enhance customer value. In 2017, POSCO pursued Solution Marketing 2.0 to strengthen core competitiveness of steel business. The company will expand sales of WP+, product grades with global top technology and highest profitability. Furthermore, it is making efforts continuously to research and develop environment-friendly and highly energy-efficient technologies and contributes to the world’s sustainable development.

(2) Definition of Stakeholder and Principles of Participation

POSCO seeks to gain trust from each stakeholder of 6 categories that include the society, partners, shareholders and investors, customers, employees and environment. Besides having interviews with stakeholders and communicating through different channels, the company listens to voices from experts of various areas such as socially responsible investors, NGO’s, rating agencies on sustainable management and the academia to reflect their opinions in the POSCO Report. In 2017, it had interviews with investors, CSR rating agencies, the academic circle and NGO’s. An individual interview was carried out with each stakeholder under the verification process of Samil PWC. The interview results are contained in the POSCO Report.

(3) Sustainability Report (Publication of POSCO Report)

Since 2004, POSCO has published Sustainability Report, which was integrated with Annual Report in 2011. In 2014, Sustainability Report and Carbon Report were combined as ‘POSCO Report.’ The Report is prepared by referring to the GRI Standard, 10 Principles of the UN Global Compact and the UN SDGs based on the company’s own process. A third-party institution verifies the preparation process and data for the credibility of the Report. In 2017, Samil PwC reviewed the contents of the Report. ISAE3000 and AA1000AS Type II were applied as the verification standards. For detailed information, POSCO Report can be found on the company website following the URL below.

*	http://www.posco.co.kr/homepage/docs/eng5/jsp/sustain/customer/s91d7000020l.jsp?mdex=posco116A